SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



02045330

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of

the Securities Exchange Act of 1934

For the period of June 20 to June 25, 2002

Crystallex International Corporation
(Translation of registrant's name into English)

Suite 902, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes____   No X

A. Crystallex International Corporation (the "Company") held an annual and special meeting of the holders of its common shares on Tuesday, June 25, 2002. At this meeting:

1. The following were re-elected as the Company's directors:

Robert A. Fung
Marc J. Oppenheimer
C. William Longden
David I. Matheson
Harry J. Near
Dr. Enrique Tejera Paris
Daniel R. Ross
Gordon M. Thompson
Armando F. Zullo

Mr. Matheson is partner to the firm of McMillan Binch Barristers & Solicitors, which commenced providing legal services to the Company in 2002.

2. Davidson & Company, Chartered Accountants, were re-appointed auditors for the ensuing year, and the board of directors of the Company was authorized to determine their remuneration.

3. A resolution was passed approving an amendment to the Company's share option incentive plan ("Plan"), which amendment increases the maximum number of the Company's Common Shares ("Common Shares") issuable under the Plan from 7,500,000 to 10,500,000.

B. On June 20, 2002, the Company sold US$3 million principal amount of convertible notes, which are convertible into the Company's common shares, and warrants to purchase 824,214 of the Company's common shares. The conversion price of the convertible notes is based upon a specified discount to the volume weighted average sales price of the common shares on the American Stock Exchange for the five trading days preceding the date of the notice of conversion. The warrants have an exercise price of US$2.86 per share and a term of two years. The Company has authorized 2,500,000 common shares for issuance upon the conversion of the convertible notes or the exercise of the warrants. Neither the convertible notes or warrants, nor the Company's common shares into which such securities may be converted or exercised, have been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

Date________________

By 
(Signature)*
K.Y. Sze Tho, Chief Financial Officer

*Print the name and title of the signing officer under his signature.